03015486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
~~8-12645~~ 8-46433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Executive Boulevard
(No. and Street)

Yonkers	**NY**	**10701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Barton **(630) 694-5417**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Hinderstein swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GBS Retirement Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC, STATE OF OHIO

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBS Retirement Services, Inc.

Audited Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois

Phone: 312 879-2000
www.ey.com

Report of Independent Auditors

The Board of Directors
Gallagher Benefit Services, Inc.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Gallagher Benefit Services, Inc., which in turn is a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2002, and the related statements of earnings, cash flows, and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP
Ernst + Young LLP

January 29, 2003

0301-0385058

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$6,642,515
Fixed maturities, at fair value	1,415,407
Accounts receivable	500,000
Prepaid and other assets	10,049
Fixed assets – At cost, less accumulated depreciation and amortization ($166,847)	67,650
Deferred income taxes	25,386
	$8,661,007
Liabilities and stockholder's equity	
Income taxes payable to Arthur J. Gallagher & Co.	$ 304,705
Accounts payable to Arthur J. Gallagher & Co.	294,989
Other liabilities	57,231
	656,925
Commitments	
Stockholder's equity:	
Common stock, $1 par value – Authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	9,100
Retained earnings	7,993,982
	8,004,082
	$8,661,007

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Earnings

Year ended December 31, 2002

Revenues	
Commissions	$6.260.449
Investment income	48.381
Unrealized gain on fixed maturities	22.460
	6.331.290
Expenses	
Salaries and employee benefits	2,678.994
Other operating expenses	1,631.346
Allocated expenses from Arthur J. Gallagher & Co.	381.512
Total expenses	4,691.852
Earnings before income taxes	1.639.438
Provision for income taxes:	
Current	680.667
Deferred	1.332
	681.999
Net earnings	$ 957.439

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net earnings	$ 957,439
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Unrealized gain on fixed maturities	(22,460)
Net change in amounts due to/from affiliates	689,095
Net change in other assets and liabilities	(12,837)
Depreciation and amortization	21,648
Increase in accounts receivable	(500,000)
Decrease in income taxes payable to Arthur J. Gallagher & Co.	(201,337)
Decrease in deferred income tax asset	1,332
Net cash provided by operating activities	932,880
Cash flows from investing activities	
Purchases of fixed maturities	(1,392,947)
Net additions of furniture, equipment, and leasehold improvements	(19,397)
Net cash used by investing activities	(1,412,344)
Cash flows from financing activities	
Dividend to Arthur J. Gallagher & Co.	(619,538)
Net decrease in cash and cash equivalents	(1,099,002)
Cash and cash equivalents at beginning of year	7,741,517
Cash and cash equivalents at end of year	$6,642,515

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Stockholder's Equity

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at December 31, 2001	$1,000	$9,100	$7,656,081	$7,666,181
Net earnings	–	–	957,439	957,439
Dividend to Arthur J. Gallagher & Co.	–	–	(619,538)	(619,538)
Balance at December 31, 2002	$1,000	$9,100	$7,993,982	$8,004,082

See notes to financial statements.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Gallagher Benefit Services, Inc., (GBS), which in turn is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). On January 1, 2001, Gallagher contributed the net assets of the Company to GBS.

The Company is a broker-agent for certain variable annuity and other insurance-related products that are primarily sold to health care entities located in the New York City metropolitan area. The Company's 2002 commission revenues were received from approximately ten different insurance companies, of which approximately 76% was received from one insurance company. In addition, approximately 24% of 2002 revenues were generated from insurance products sold to three customers.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2002, the Company had all of its cash and cash equivalents invested at one financial institution.

Investments

Fixed maturity investments are recorded at fair value. Changes in fair value on fixed maturities are included as revenue in the statement of earnings. Fair value is determined using independent pricing sources.

Revenue Recognition

Commissions on premiums billed directly by insurance companies are recognized as income when the commissions are received by the Company.

1. Summary of Significant Accounting Policies (continued)

Fixed Assets

Furniture and equipment with a cost of $189,747 are depreciated using the straight-line method based on estimated useful lives. Leasehold improvements with a cost of $44,750 are depreciated using the straight-line method over the remaining term of the lease and were fully depreciated in 2002.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934 because no such liabilities existed during the year ended December 31, 2002.

2. Investments

The amortized cost and fair value of the Company's investments in fixed maturities at December 31, 2002, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 974,576	$15,542	$2,622	$ 987,496
Mortgage-based securities	418,371	9,540	–	427,911
Total fixed maturities	$1,392,947	$25,082	$2,622	$1,415,407

2. Investments (continued)

The amortized cost and fair value of the Company's investments in fixed maturities by contractual maturity at December 31, 2002, are as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ –	$ –
Due after one year through five years	75,666	74,758
Due after five years through ten years	210,780	210,088
Due after ten years	688,130	702,650
Mortgage-based securities	418,371	427,911
	$1,392,947	$1,415,407

3. Related Party Transactions

Cash has been invested by the Company with Gallagher during the year. Investment income represents an allocation of interest earned on the invested cash.

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as other operating expenses and salaries and employee benefits on the Company's statement of earnings. Expenses allocated to the Company in 2002 were as follows:

Allocated expenses from Arthur J. Gallagher & Co.	$381,512
Business insurance premiums	89,600
Accounting and management services	442,195
	$913,307
Employee group insurance and various payroll tax-related items	$475,000

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results. Also, see Notes 6 and 7.

4. Commitments

The Company leases its office space and various equipment under noncancelable operating leases. Rent expense was $130,872 in 2002. Minimum aggregate rental commitments at December 31, 2002, under noncancelable operating leases that have initial terms of more than one year are as follows:

2003	**$101,884**

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital (as defined under Rule 15c3-1) of $7,900,997 and a net capital requirement of $42,102. The Company's aggregate indebtedness to net capital ratio was .08 to 1.

6. Retirement Plans

Substantially all of the Company's employees are covered by Gallagher's contributory savings and thrift plan. Annual contributions are determined at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes.

Substantially all of the Company's employees who have attained a specified age and one year of employment are covered by Gallagher's domestic, noncontributory, defined-benefit pension plan. Benefits under this plan are based on years of service and salary history in the last ten years of employment.

Total employee benefit plan expense allocated to the Company based on total salaries amounted to $475,000 in 2002.

7. Income Taxes

Significant components of the provision for income taxes in 2002 include the following:

Federal:	
Current	$505,639
Deferred	1,016
	506,655
State and local:	
Current	175,028
Deferred	316
	175,344
	$681,999

At December 31, 2002, the Company's net deferred income tax asset is comprised of the tax effect of differences between the financial reporting and tax basis of other liabilities.

During 2002, there was no valuation allowance or changes in the valuation allowance. The 2002 effective tax rate exceeds the statutory federal rate of 35% due principally to state and local income taxes as shown above, net of federal tax effect. The Company paid income taxes of $882,000 to Gallagher in 2002.

Supplemental Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital
and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2002

Aggregate indebtedness:	
Income taxes payable to Arthur J. Gallagher & Co.	$ 304,705
Amount payable to Arthur J. Gallagher & Co.	294,989
Other liabilities	57,231
Total aggregate indebtedness	$ 656,925
Net capital:	
Common stock	$ 1,000
Capital in excess of par value	9,100
Retained earnings	7,993,982
	8,004,082
Less:	
Prepaid and other assets	10,049
Furniture, equipment, and leasehold improvements, net	67,650
Deferred income taxes	25,386
	103,085
Net capital	$7,900,997
Capital requirements:	
Minimum net capital requirement	$ 42,102
Net capital in excess of requirement	7,858,895
Net capital as above	$7,900,997
Ratio of aggregate indebtedness to net capital	.08 to 1

Reconciliation With the Company's Computation

(Included in Part II of Form X-17a-5 as of December 31, 2002)

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$ 631,539
Liabilities erroneously excluded from aggregate indebtedness	25,386
Aggregate indebtedness per above	$ 656,925

GBS Retirement Services, Inc.

Schedule II – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)

December 31, 2002

A reconciliation of net capital pursuant to Rule 17a-5(d)(4) was not required because the net capital reported on the unaudited X-17a-5 agreed to the net capital reported in the accompanying report.

GBS Retirement Services, Inc.

Schedule III – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2002

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

ERNST & YOUNG

- Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

- Phone: (312) 879-2000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Gallagher Benefit Services, Inc.

In planning and performing our audit of the financial statements of GBS Retirement Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: making quarterly securities examinations, counts, verifications, and comparisons; recordation of differences required by Rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst + Young LLP

January 29, 2003